

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Xiangfeng Lin
Chief Executive Officer and Chairman
Sky Digital Stores Corp.
#1801 Building B, Hai Song Da Sha
Che Gong Miao, Fu Tian Qu
Shenzen, China 518041

> **Re: Sky Digital Stores Corp.**
> **Form 8-K**
> **Filed May 6, 2011, as amended July 12, 2011**
> **File No. 000-52293**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated June 2, 2011. Your reference to identical industry research and statistics found in a third party prospectus is not responsive, however. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. This includes the China Mobile Phones Market and Industry Survey referenced on page 17, and "a market research" on page 16. Likewise, with respect to Exhibit A of your response, "Market Share of the Domestic Mobile Phone Market in August," please identify the source of the data found there, and advise us for which statements within your Form 8-K/A the translated article provides support.

Organizational & Subsidiaries, page 6

2. We note your response to comment five in our letter dated June 2, 2011. Please explain in further detail how the Provision on the Takeover of Domestic Enterprises by Foreign Investors does not apply to the acquisition of Donxon and the establishment of XTK. Provide a step-by-step discussion incorporating the rules, your corporate structure and the respective dates.

3. We note your responses to comments seven and 13 in our letter dated June 2, 2011. Please also include Guan Yinyan's 20% ownership interest in FDSC in your organizational chart. We note Guan Yinyan is the CEO and Chairman of Dasen.

Donxon, page 7

4. We note your response to comment 11 in our letter dated June 2, 2011. Yet, your disclosure is still unclear as to your relationship with China Mobile, China Telecom and China Unicom. Please revise your disclosure throughout your Form 8-K to specifically discuss your business relationships with these entities. We note your disclosure that you "focus on" and are "leveraging on the business relationship" with China Mobile, China Telecom and China Unicom.

Business Model, page 12

5. We note your response to comment 16 in our letter dated June 2, 2011; however, your response does not adequately address the substance of our comment. Please revise to include narrative disclosure explaining your Design and Development Procedure Chart on page 13.

XTK and its subsidiaries, Dasen and FDSC, page 13

6. We note your disclosure that the remaining 30% ownership of the shares of FDSC are held by two PRC citizens, Guan Yinyan and Guan Yujian, who are not related parties to the Company. However, we note disclosure in the amended Form 8-K that Guan Yinyan is the CEO and Chairman of Dasen. In addition, we note related party disclosure on page 47 that Guan Yinyan currently has a consultancy agreement with XTK whereby Guan Yinyan will serve as a management consultant to XTK for a total consideration of $303,407. Please revise to reconcile the inconsistency in your disclosure.

Risk Factors, page 17

7. We note your response to comment 25 in our letter dated June 2, 2011. However, we note you did not provide an analysis as to whether you will be treated similar to a Chinese enterprise for income tax purposes under the Enterprise Income Tax Law (EIT).

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 34

Results of Operations, page 35

8. Please explain in what context Dasen is considered to be among the top five retail stores for China Unicom in Guangzhou.

Item. 4.01 Changes in Registrant's Certifying Accountant, page 48

9. You do not appear to have filed the letter from BNP as an exhibit to your Form 8-K. Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

Pro Forma Condensed Combined Financial Statements

10. A pro forma balance sheet presentation as of the latest balance sheet included in the filing is required. In light of the updated pro forma balance sheet information as of March 31, 2011, please remove the pro forma balance sheet as of December 31, 2010 from your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregory Sichenzia, Esq.
       Sichenzia Ross Friedman Ference LLP
       Via Facsimile: (212) 930-9725